Exhibit 99.2

NOTICE OF OPTIONAL REDEMPTION

BESPOKE CAPITAL ACQUISITION CORP.

(the “CORPORATION”)

TO:	HOLDERS OF CLASS A RESTRICTED VOTING SHARES OF THE CORPORATION (the “CLASS A RESTRICTED VOTING SHARES”)

AND TO:	TSX TRUST COMPANY (the “TRANSFER AGENT”)

AND TO:	CONTINENTAL STOCK TRANSFER AND TRUST COMPANY (the “U.S. TRANSFER AGENT”)

AND TO:	TSX TRUST COMPANY, AS ESCROW AGENT

DATE:	MAY 6, 2021

Right of Redemption

The Corporation hereby gives notice to holders of the Class A Restricted Voting Shares (each a “Holder”), in accordance with Section 29.5 of the articles of the Corporation dated as of August 14, 2019 (the “Articles”), of their right to redeem all or a portion of their Class A Restricted Voting Shares (the “Redemption”) in connection with the Corporation’s qualifying acquisition (the “Qualifying Acquisition”) as further described below. To redeem their Class A Restricted Voting Shares, Holders must deposit their Class A Restricted Voting Shares for redemption prior to 4:00 p.m. (EDT) on June 4, 2021 (the “Redemption Deadline”) in accordance with the instructions contained in this notice. Holders who do not wish to redeem their Class A Restricted Voting Shares are not required to take any further action.

Qualifying Acquisition

The Corporation has entered into a definitive transaction agreement with Vintage Wine Estates, Inc. (“VWE”) pursuant to which, among other things, the Corporation will acquire, directly or indirectly, all of the equity of VWE by way of a merger between VWE and a newly formed Delaware subsidiary of the Corporation (the “Transaction”). The Transaction will constitute the Corporation’s Qualifying Acquisition.

For more information on the Transaction and your right to effect a Redemption, please see the Corporation’s final non-offering long form prospectus dated May 5, 2021 (the “Final Canadian Prospectus”) and the Corporation’s final prospectus forming a part of its registration statement on Form S-4, filed with the SEC on May 6, 2021 (the “Final US Prospectus”). This Notice shall constitute notice of electronic delivery of the Final Canadian Prospectus and Final US Prospectus to Holders of Class A Restricted Voting Shares. Holders of Class A Restricted Voting Shares may access the Final Canadian Prospectus and the Final US Prospectus on the Corporation’s website at www.bespokespac.com/investor-relations, on the Corporation’s profile at SEDAR at www.sedar.com and on the Corporation’s profile on EDGAR at www.sec.gov. All capitalized terms used herein that are not otherwise defined have the meanings ascribed to them in the Final Canadian Prospectus or Final US Prospectus, as applicable.

Redemption

The details of your right to effect a Redemption are as follows:

Redemption Deadline	June 4, 2021
Redemption Amount per Class A Restricted Voting Share	Approximately US$10.11[1]

Upon payment in cash of the Redemption Amount, the Holders of the Class A Restricted Voting Shares so redeemed will have no further rights in respect of the Class A Restricted Voting Shares, including the right to participate in the growth of the combined company.

If Redemption of all of the Class A Restricted Voting Shares to be redeemed would be contrary to any provisions of applicable law, the Corporation will be obligated to redeem only the maximum number of Class A Restricted Voting Shares which the Corporation determines it is then permitted to redeem, such Redemptions will be made pro-rata (disregarding fractions of shares) according to the number of Class A Restricted Voting Shares required by each electing Holder to be redeemed by the Corporation, and the Corporation will either issue new certificates representing the Class A Restricted Voting Shares not redeemed by the Corporation, or will otherwise confirm such Class A Restricted Voting Shares as issued and deposited in book-entry form.

In the event a Holder deposits their Class A Restricted Voting Shares for Redemption and the Transaction is not completed, their Class A Restricted Voting Shares so deposited will be returned to such Holder (or re-deposited with CDS or DTC, as applicable) and the rights of such Holder of the Class A Restricted Voting Shares will continue in accordance with the provisions of the Articles.

Notwithstanding any of the foregoing, no registered or beneficial Holder of Class A Restricted Voting Shares (other than CDS or DTC), together with any Affiliate thereof or any person acting jointly or in concert therewith, shall be entitled to require the Corporation to redeem Class A Restricted Voting Shares in excess of an aggregate of 15% of the Class A Restricted Voting Shares issued and outstanding (the “Redemption Limitation”). By its election to redeem, each registered Holder of Class A Restricted Voting Shares (other than CDS or DTC) and each beneficial Holder of Class A Restricted Voting Shares will be required to represent or will be deemed to have represented to the Corporation that, together with any Affiliate of such Holder and any other person with whom such Holder is acting jointly or in concert, such Holder is not redeeming Class A Restricted Voting Shares in excess of the Redemption Limitation.

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At the time of the redemption, the Class A Restricted Voting Shares will have been converted into New VWE Holdco common stock and the redemption amount will be paid by New VWE Holdco following the continuance. The redemption amount per Class A Restricted Voting Share (which, at the time of redemption, shall be New VWE Holdco common stock) is an amount per Class A Restricted Voting Share, payable in cash, equal to the pro-rata portion of: (a) the escrowed funds available in the escrow account at the time immediately prior to the Redemption Deadline, including interest and other amounts earned thereon; less (b) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account, and (ii) actual and expected expenses directly related to the redemption, each as reasonably determined by the Corporation, subject to the limitations described in the Corporation’s final long form prospectus dated August 8, 2019.

Instructions for Redemption – Non-Registered Holders

A non-registered Holder who desires to exercise its Redemption rights in connection with the Transaction must do so by (i) causing a participant in the depository, trading, clearing and settlement systems administered by CDS (a “CDS Participant”) to deliver to CDS (at its office in the City of Toronto) on behalf of the Holder, notice (the “Redemption Notice”) of the Holder’s intention to redeem Class A Restricted Voting Shares in connection with the Transaction; such Holder should ensure that the CDS Participant is provided with notice of his or her intention to exercise his or her redemption privilege sufficiently in advance of the Redemption Deadline so as to permit the CDS Participant to deliver notice to CDS and so as to permit CDS to deliver notice to the Transfer Agent in advance of the Redemption Deadline; or (ii) causing a participant (a “DTC Participant”) in the depository, trading, clearing and settlement systems administered by DTC to deliver to DTC on behalf of the Holder, a Redemption Notice of the Holder’s intention to redeem Class A Restricted Voting Shares in connection with the Transaction; such Holder should ensure that the DTC Participant is provided with notice of his or her intention to exercise his or her redemption privilege sufficiently in advance of the Redemption Deadline so as to permit the DTC Participant to deliver notice to DTC and so as to permit DTC to deliver notice to the U.S. Transfer Agent in advance of the Redemption Deadline.

By causing a CDS Participant to deliver to CDS or a DTC Participant to delivery to DTC a notice of the Holder’s intention to redeem Class A Restricted Voting Shares, a Holder shall be deemed to have irrevocably surrendered his, her, or its Class A Restricted Voting Shares (and the New VWE Holdco common stock into which such Class A Restricted Voting Shares are converted) for redemption and appointed such CDS Participant or DTC Participant, as applicable, to act as his, her, or its exclusive settlement agent with respect to the exercise of the redemption right and the receipt of payment in connection with the settlement of obligations arising from such exercise.

Any Redemption Notice delivered by a CDS Participant or DTC Participant regarding a Holder’s intent to redeem which CDS or DTC, as applicable, determines to be incomplete, not in proper form, or not duly executed shall for all purposes be void and of no effect and the redemption right to which it relates shall be considered for all purposes not to have been exercised. A failure by a CDS Participant or DTC Participant to exercise redemption rights or to give effect to the settlement thereof in accordance with the Holder’s instructions will not give rise to any obligations or liability on the part of the Corporation to the CDS Participant or DTC Participant or to the Holder.

If the deadline for depositing Class A Restricted Voting Shares held through an intermediary is not met by a Holder, such Holder’s Class A Restricted Voting Shares (and the New VWE Holdco common stock into which such Class A Restricted Voting Shares are converted) may not be eligible for redemption. Such deadline may be earlier than the Redemption Deadline.

Questions

Holders who have questions regarding the process for Redemption should immediately contact the CDS Participant or DTC Participant through which they hold their Class A Restricted Voting Shares.